Richard A. Krantz

Financial Centre
695 East Main Street
P.O. Box 10305
Stamford, CT 06904-2305
Main (203) 462-7500
Fax (203) 462-7599
rkrantz@rc.com
Direct (203) 462-7505

Also admitted in New York
and Massachusetts

August 31, 2006

Ms. Kate Tillan
Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	FuelCell Energy Inc.
Form 10-K for the year ended October 31, 2005
Filed January 17, 2006
File No. 001-14204

Dear Ms. Tillan:

This correspondence is in response to the Staff’s request to receive in writing the prepared remarks of FuelCel Energy, Inc.(“FuelCell”) on the August 30, 2006 conference call between FuelCell and the Staff.

Those remarks included discussion of the following:

1.	A review of the history of the Enbridge, Inc. Preferred stock (from issuance by Global Thermoelectric Inc. in 2000 to present).

2.	Discussion of the answers to the factual questions posed by the SEC Staff on August 16th& 18th 2006 conference calls.

3.	A review of the following Preferred stock and guarantee accounting considerations:
▪	Consolidation of Global and FuelCell Energy, Ltd.
▪	Presentation of Series 1 Preferred as equity vs. minority interest
▪	Equity vs. debt characteristics of Series 1 Preferred
▪	Analysis of the guarantee under FAS 133
▪	Temporary vs. permanent equity classification of the Series 1 Preferred

Ms. Kate Tillan
Securities and Exchange Commission
August 31, 2006

1. History of the Enbridge, Inc. Preferred Stock

In July 2000, Global Thermoelectric Inc. (“Global”) entered into a Joint Development Agreement (“JDA”) with Enbridge Inc. (“Enbridge”) to develop solid oxide fuel cell products (“SOFC”) suitable for the on-site supply of electric power and heating to homes. Under the terms of the JDA, Enbridge had exclusive distribution rights in Canada of the residential fuel cell products if developed. Also, under the terms of this alliance with Enbridge, Global issued Cumulative Redeemable Convertible Preferred Shares, Series 2 ( “Series 2 Preferred Shares”) for gross proceeds of Cdn$25.0 million which were used to fund technology, design and product development work. Global accounted for the Preferred issuance as permanent equity with Face Value of Cdn. $25 million. In periods subsequent to July 2000, Global saw significant declines in its market cap and began considering strategic alternatives for the company.

In the Summer of 2003, FuelCell made a formal offer to the Board of Global to acquire Global. FuelCell, in a letter agreement and discussions with Enbridge, offered to guarantee the minimum dividend of Cdn.$500 thousand per year under the terms of the Series 2 Preferred should FuelCell acquire Global.

In November 2003, FuelCell acquired Global. The consideration in this transaction was calculated at approximately U.S.$94.8 million which included assumption of the Global Series 2 Preferred shares (held by Enbridge) and the related guarantee provided to Enbridge by FuelCell. The discounted fair value, based on future projected cash flows, of the Series 2 Preferred shares held by Enbridge was estimated to be $9.1 million with the assistance of an independent expert in accordance with FAS 141. Upon acquisition, FuelCell classified the Series 2 Preferred shares as permanent equity at their discounted fair value. The fair value discount of the Preferred shares is periodically accreted to APIC.

In May of 2004, FuelCell sold Global and its generator business which was not core to FuelCell’s business. FuelCell retained the operations and assets of Global’s SOFC division and transferred them into a newly-formed wholly-owned Canadian subsidiary, FuelCell Energy, Ltd. (FCE Ltd.). FuelCell issued Series 1 Preferred shares to Enbridge out of the Canadian subsidiary in order to maintain Enbridge’s economic position for a tax advantaged dividend. The terms of the Series 1 Preferred shares mirror the terms of the Global Series 2 Preferred shares. Global canceled the Series 2 Preferred shares. FuelCell also signed a guarantee for the existing obligations of FCE, Ltd. to Enbridge, which were the Series 1 Preferred stock and the JDA. This guarantee did not impact FuelCell’s accounting at the time, as it was viewed as a legal transaction which did not change the original underlying obligations of the consolidated FuelCell entity.

Ms. Kate Tillan
Securities and Exchange Commission
August 31, 2006

In November of 2004, FuelCell sold the operations and assets of the SOFC division to Versa Power, Inc. (also a developer of SOFC technology). FCE Ltd. retained the Series 1 preferred. The JDA was assigned to Versa, eliminating any remaining obligation of FuelCell or FCE Ltd. Enbridge consented to this assignment. As of April 30, 2006, the accreted value of the Series 1 Preferred shares on the consolidated financial statements totaled $12.2M and was classified as permanent equity. FCE Ltd. has assets totaling approximately $1.0 million included in the consolidated financial statements. FCE Ltd. continues to make minimum dividend payments to Enbridge under the terms of the Series 1 Preferred shares.

2. Answers to Factual Questions Asked by the SEC Staff on August 16th& 18th 2006 Conference Calls

Question # 1
Does FuelCell have the sole discretion and power to liquidate FCE, Ltd.? If so, why are there liquidation provisions in the terms of the Preferred Stock?

FuelCell, as owner of all of the common stock of FCE, Ltd., has the sole power and discretion to voluntarily liquidate FCE, Ltd. Although it is true that FCE, Ltd. could be liquidated as a result of an involuntary bankruptcy, FCE Ltd. has no operations or creditors and bankruptcy is not a realistic possibility. The liquidation provisions in the terms of the Preferred Stock provide priority for the preferred holders over the common holders in the event of a liquidation.

Ms. Kate Tillan
Securities and Exchange Commission
August 31, 2006

Question # 2
In FuelCell's response letter of May 5, 2006 (in the first bullet on page 10), it was asserted that if Enbridge converted its Preferred Stock, FuelCell could satisfy this obligation either in cash or shares of FuelCell. This seems contrary to Section 5.2 of the terms of the Preferred Stock.

Section 5.2 refers to the “Final Exchange Price” which is the price after July 31, 2020. Section, 5.2 provides that after July 31, 2020, FCE, Ltd. may, at its option, satisfy the exchange obligation with cash in lieu of stock of FuelCell. Until July 31, 2020, the holder of Series 1 Preferred Stock may exchange the stock for common stock of FuelCell pursuant to the “Current Exchange Price” defined in Section 1.6 of the terms of the preferred stock.

Question # 3
The SEC has reviewed the interplay among Sections 2.1, 2.2 and 2.5 of the Preferred Stock. Specifically, is FCE, Ltd. required to pay a dividend? Is the failure to pay quarterly dividends a default? What are the consequences of its failure to pay on the guarantee of FuelCell?

FCE, Ltd. must pay dividends, as and when declared by the Board of Directors, at the stated rate in Section 2.1. If the dividends are not currently paid, they will accrue and be subsequently payable when declared by FCE, Ltd. FCE Ltd. is not required to actually declare and pay the dividend if it is not permitted to do so by the Canadian Income Tax Act without incurring special taxes. This effectively sets a minimum payment obligation of Cdn.$500,000 annually. The instrument provides the board discretion on when during the year and how much is paid on a quarterly basis (unpaid amounts are accrued). If FCE Ltd. fails to pay at least Cdn.$500,000 annually, it would be in violation of these provisions. Any failure by FCE Ltd. to meet its obligations would be covered by FuelCell’s guarantee and FuelCell would be required to meet such obligations.

Ms. Kate Tillan
Securities and Exchange Commission
August 31, 2006

Question # 4
The Guarantee of FuelCell to Enbridge seems to be a guarantee of all obligations of FCE, Ltd. Elsewhere, FuelCell seems only to have an obligation to pay Enbridge dividends of Cdn.$500,000 per year. How do these reconcile? Are the obligations of FCE, Ltd. broader than those guaranteed by FuelCell?

Pursuant to the terms of the Guarantee, so long as Enbridge holds the Preferred Shares, FuelCell has guaranteed all of its obligations pursuant to the terms of the Preferred Shares. Currently, FCE, Ltd. only has an obligation to pay dividends of Cdn.$500,000 annually (under the terms of Section 2.5 of the Preferred Share agreement), which is the extent of paragraph (c) of the FuelCell Guarantee. Ultimately, the accrued dividends will have to be paid pursuant to the terms of the preferred stock, and FuelCell has guaranteed this obligation as well pursuant to paragraph (d) of the Guarantee.

The obligations guaranteed by FuelCell under the terms of the Preferred Shares are not broader than those of FCE, Ltd.

Question # 5
Please tell us whether or not FuelCell has any obligations remaining for the JDA under the May 27, 2004 Guarantee.

FCE Ltd, assigned, with Enbridge’s consent, all of the responsibilities of the JDA to Versa Power Systems, Ltd. Included in this assignment document, Enbridge released FCE, Ltd. from all obligations and liabilities related to the JDA. As a result of this assignment and release, FCE, Ltd. no longer has an obligation related to the JDA under the May 27, 2004 Guarantee Agreement.

Question # 6
What is the proper designation for the Preferred Shares of FCE, Ltd? In the Articles of Amendment of FCE, Ltd., they are referred to “Class A Cumulative Redeemable Exchangeable Preferred Shares”. In FuelCell’s public filings, they are referred to as “Series 1 Preferred Shares”. Please clarify.

In public disclosure documents FuelCell has referred to the Preferred Shares of FCE, Ltd. as Series 1 in order to make it clear that this series was issued by an entity different from the issuer of FuelCell’s Series B preferred shares. The proper legal designation for the shares is; Class A Cumulative Redeemable Exchangeable Preferred Shares.

Ms. Kate Tillan
Securities and Exchange Commission
August 31, 2006

3. Review of Preferred Stock and Guarantee Accounting Considerations

Consolidation of Global and FuelCell, Ltd.

The only ownership interests in FuelCell Energy, Ltd. are FuelCell Energy, Inc. (common shares) and Enbridge, Inc. (preferred shares). The Preferred shares held by Enbridge have no voting rights, all voting rights are held by FuelCell Energy, Inc. Therefore, under the majority voting control provisions of ARB 51, FuelCell Energy, Inc. is required to consolidate FuelCell Energy, Ltd. The same conclusions apply with respect to FuelCell Energy, Inc.’s previous ownership interest in Global.

FuelCell Energy, Inc. also analyzed the provisions of FIN 46R to determine whether it would be the primary beneficiary of FuelCell Energy, Ltd. if FuelCell Energy, Ltd. is a variable interest entity (referred to as a VIE). (Under paragraph 23 of FIN 46R there is no requirement for FuelCell to conclusively determine whether FuelCell Energy, Ltd. is a VIE if FuelCell Energy, Inc. has majority voting control of FuelCell Energy, Ltd. and would also be its primary beneficiary if it were a VIE.) The primary consideration that led FuelCell Energy, Inc. to conclude that if FuelCell Energy, Ltd. were considered a VIE the primary beneficiary would be FuelCell Energy, Inc. and not Enbridge, is that the Preferred shares do not participate significantly in profits and losses of FuelCell Energy, Ltd. and therefore cannot be considered at risk per paragraph 5(a)(1) of FIN 46R. Given FuelCell Energy, Inc’s guarantee of both the Preferred share dividends and the par value of those shares in the event of liquidation of FuelCell Energy, Ltd. and also the right of FuelCell Energy, Inc. to remove assets out of FuelCell Energy, Ltd. without requiring approval from the Preferred shareholders, the Series 1 Preferred Shares clearly do not participate significantly in the losses of FuelCell Energy, Ltd. and do not meet the FIN 46R paragraph 2(c) definition of a variable interest in FuelCell Energy, Ltd. Thus, FuelCell Energy, Inc. believes that it is the only variable interest holder of FuelCell Energy, Ltd. and would clearly be its primary beneficiary if it is a VIE.

FuelCell Energy, Inc. also concluded that the Series 1 Preferred Shares represent a variable interest in FuelCell Energy, Inc. under the provisions of FSP FIN 46R-5, providing additional support for its conclusions with respect to the classification as equity of those shares in the consolidated financial statements of FuelCell Energy, Inc.

Ms. Kate Tillan
Securities and Exchange Commission
August 31, 2006

Presentation of Preferred stock as equity vs. minority interest

FuelCell Energy, Inc. believes the substance of the underlying economics dictates that the Series 1 Preferred shares do not represent a minority ownership interest in FuelCell Energy, Ltd., but rather an ownership interest that should be classified as equity of FuelCell Energy, Inc. FuelCell Energy, Inc has articulated this in responses to the Staff. The primary considerations central to this accounting conclusion are as follows:

1.	FuelCell Energy, Inc. has the right to take assets from FuelCell Energy, Ltd. and has in fact already removed almost all assets from this entity without the need to request approval from Enbridge.

2.	FuelCell Energy, Inc. has guaranteed the obligations of FuelCell Energy, Ltd.

3.
The investor (Enbridge) has no real economic interest in FuelCell Energy, Ltd. The Series 1 Preferred shares were issued out of FuelCell Energy Ltd. to mirror the Global structure and to preserve the investor’s tax treatment of the dividends. However, by evidence of the guarantee, among other things, FuelCell Energy, Inc. believes that Enbridge is really looking only to FuelCell Energy, Inc. as the source of its investment return on the Series 1 Preferred shares.

Equity vs. debt characteristics of Preferred stock

In the August 18th call with the Staff, the question was raised as to whether the Series 1 Preferred share instrument is more akin to equity or debt. FuelCell Energy, Inc. believes this instrument is more akin to equity because of the following characteristics:

1.	There is no mandatory redemption feature in the terms of this security,
2.	Dividends, at the option of FuelCell Energy, Inc., are payable in shares of common stock, and
3.	The instrument is convertible into shares of FuelCell Energy, Inc. common stock.

Ms. Kate Tillan
Securities and Exchange Commission
August 31, 2006

Analysis of the guarantee under FAS 133

Paragraph 10(d) of FAS 133 (as amended by FAS 149), states that financial guarantee contracts are not subject to this Statement only if the following are true:

1.
They provide for payments to be made solely to reimburse the guaranteed party for failure of the debtor to satisfy its required payment obligations under a non-derivative contract, either at pre-specified payment dates or accelerated payment dates as a result of the occurrence of an event of default or notice of acceleration being made to the debtor by the creditor.

•
Sections 1.1 (c) and (d) of the guarantee agreement discuss that the obligation to make prompt payments to Enbridge only exists in the event FuelCell Energy, Ltd. fails to meet the obligations of the Series 1 Preferred security. Furthermore, FuelCell Energy, Inc. is only obligated to pay the difference between the amount already paid by FuelCell Energy, Ltd. and the total amount due under the terms of the security.

2. Payment under the financial guarantee contract is made only if the debtor’s obligation to make payments as a result of conditions as described in paragraph (1) is past due.

•
Section 1.1(b) of the guarantee agreement states that Enbridge shall be entitled to make demand upon FuelCell Energy, Inc. at any time if FuelCell Energy, Ltd. fails to meet the obligations of the Series 1 Preferred shares. This would indicate that the obligation must be past due in order for payment under the guarantee agreement to be made.

3.
The guaranteed party is, as a precondition in the contract (or in the back-to-back arrangement, if applicable) for receiving payment of any claim under the guarantee, exposed to the risk of nonpayment both at inception of the financial guarantee contract and throughout its term either through direct legal ownership of the guaranteed obligation or through a back-to-back arrangement with another party that is required by the back-to-back arrangement to maintain direct ownership of the guaranteed obligation.

Ms. Kate Tillan
Securities and Exchange Commission
August 31, 2006

•
Enbridge, Inc. is the direct legal owner of the Series 1 Preferred shares and was at risk for nonpayment from FuelCell Energy, Ltd. at the inception of the guarantee and will remain at risk as long as the security remains outstanding. Also, Enbridge, Inc. must remain the holder of the Series 1 Preferred shares for the guarantee to remain effective.

Based on these facts, FuelCell Energy, Inc. believes the guarantee meets all of the criteria of paragraph 10(d) of FAS 133 and therefore the guarantee would not be subject to the provisions of FAS 133.

Temporary vs. permanent equity classification of the Series 1 Preferred
In the July 12, 2006 response letter, FuelCell Energy, Inc. discussed its classification of the Series 1 Preferred shares as permanent equity. FuelCell Energy, Inc.’s initial conclusion was based on the following: (1) FuelCell Energy, Inc. currently has a significant amount of authorized shares that could be used to settle a conversion and could authorize additional shares if necessary and (2) FuelCell Energy, Inc. effectively controls conversion of the Series 1 Preferred shares due to the structure of the exchange price combined with FuelCell Energy, Inc.’s control over redemption. Furthermore FuelCell Energy, Inc. believes that this instrument will in all likelihood, be converted into shares of FuelCell Energy, Inc. common stock.

Notwithstanding the above, FuelCell Energy, Inc. acknowledges the SEC Staff’s point that certain remote scenarios exist whereby FuelCell Energy, Inc. may need to issue more shares than it may have authorized or have the ability to authorize. After further consideration of EITF Topic D-98, FuelCell Energy, Inc also acknowledges that the ability to authorize additional shares may not be solely within FuelCell Energy, Inc.'s control and therefore this instrument could be classified as temporary equity.

FuelCell Energy, Inc. proposes to reclassify this instrument to temporary equity in its future filings. FuelCell Energy, Inc. does not consider such a reclassification to be material to the readers of the financial statements.

Ms. Kate Tillan
Securities and Exchange Commission
August 31, 2006

FuelCell Energy, Inc. acknowledges the following:

-	FuelCell Energy, Inc. is responsible for the adequacy and accuracy of the disclosure in its Form 10-K for the year ended October 31, 2005;

-
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to FuelCell Energy, Inc.’s Form 10-K for the year ended October 31, 2005; and

-	FuelCell Energy, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard A. Krantz

Richard A. Krantz

cc: Joseph G. Mahler